UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): September 21, 2023

ONEOK, Inc.
(Exact name of registrant as specified in its charter)

Oklahoma	001-13643	73-1520922
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

100 West Fifth Street; Tulsa, OK
(Address of principal executive offices)

74103

(Zip Code)

(918) 588-7000
(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common stock, par value of $0.01	OKE	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07 Submission of Matters to Vote of Security Holders.

On September 21, 2023, ONEOK, Inc. (“ONEOK”) held a virtual special meeting of shareholders (the “Special Meeting”) to consider and vote upon proposals to (i) approve the issuance of shares of common stock of ONEOK to the holders of common units representing a limited partner interest in Magellan Midstream Partners, L.P. (“Magellan”) pursuant to the terms of the Agreement and Plan of Merger (the “Merger Agreement”), dated May 14, 2023, by and among ONEOK, Magellan and Otter Merger Sub, LLC, a direct subsidiary of ONEOK (the “Stock Issuance Proposal”) and (ii) approve the adjournment of the Special Meeting, if necessary or appropriate, to solicit additional votes from shareholders if there are not sufficient votes to adopt the Stock Issuance Proposal (the “ONEOK Adjournment Proposal”).

A total of 327,056,111 shares of common stock of ONEOK, or approximately 73% of the voting power of the shares entitled to vote at the Special Meeting, were present in person or represented by proxy, constituting a quorum for the transaction of business. The final voting results are set forth below.

Each of the proposals is described in greater detail in the joint proxy statement/prospectus, dated July 24, 2023, as supplemented (the “joint proxy statement/prospectus”), and first mailed to ONEOK’s shareholders on or about July 25, 2023.

ONEOK’s shareholders approved the Stock Issuance Proposal by the following votes:

Proposal	For	Against	Abstain	Broker Non-Votes
Stock Issuance Proposal	311,245,211	14,262,547	1,548,352	0

Because the ONEOK shareholders approved the Stock Issuance Proposal, the vote on the ONEOK Adjournment Proposal was not called.

Consummation of the transactions contemplated by the Merger Agreement are subject to the satisfaction of certain customary closing conditions, all as set forth in the Merger Agreement and discussed in detail in the joint proxy statement/prospectus, which is available on the U.S. Securities and Exchange Commission’s website at www.sec.gov. The foregoing description is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached as Annex A to the joint proxy statement/prospectus. Assuming the satisfaction of such closing conditions, the Company expects the closing of the transactions contemplated by the Merger Agreement to occur on or about September 25, 2023.

Item 7.01 Regulation FD Disclosure.

On September 21, 2023, ONEOK issued a press release announcing the results of the Special Meeting. A copy of the press release is furnished herewith as Exhibit 99.1 and incorporated by reference herein.

The information furnished pursuant to Item 7.01, including Exhibit 99.1, shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, shall not otherwise be subject to the liabilities of that section and shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, unless specifically identified therein as being incorporated therein by reference.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description of Exhibit
99.1	Press Release, dated September 21, 2023.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ONEOK, INC.

Date: September 22, 2023	By:	/s/ Walter S. Hulse III
	Name:	Walter S. Hulse III
	Title:	Chief Financial Officer, Treasurer and Executive Vice President, Investor Relations and Corporate Development

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